Gold Royalty Corp.
1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

February 7, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Liz Packebusch and Daniel Morris

Re:	Gold Royalty Corp.

Amendment No. 1 to Registration Statement on Form F-3

Originally filed on December 29, 2023, as amended on February 7, 2024

File No. 333-276305 (as amended, the “Registration Statement”)

Dear Ms. Packebusch and Mr. Morris:

On behalf of Gold Royalty Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 25, 2024, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

General

1.	Please revise your cover page and related sections of your prospectus to disclose the aggregate number of shares you intend to register for resale. In this regard we note that your fee table reflects that you are registering 62,857,143 common shares, however, your cover page quantifies only 22,857,143 common shares. Refer to General Instruction II.G. to Form F-3, Securities Act Rule 430B(b)(2) and Securities Act Rules and Disclosure Interpretations Question 228.04. Please also have counsel revise the legal opinion accordingly.

In addition, we note your tabular disclosure at page 13. Please provide your analysis as to whether you are required to include the Special Conversion Shares and Interest Shares and, as necessary, revise this disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page and related sections of the prospectus to disclose the aggregate number of shares the Company intends to register for resale. Counsel has also revised its legal opinion accordingly.

The Company also advises the Staff that it has revised the tabular disclosure at page 13 to include the Special Conversion Shares and Interest Shares.

* * * * *

U.S. Securities & Exchange Commission February 7, 2024 Page 2

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

GOLD ROYALTY CORP.

By:	/s/ Andrew Grubbels
Andrew Grubbels
Chief Financial Officer

cc: Rick Werner, Esq., Haynes and Boone, LLP

Alla Digilova, Esq., Haynes and Boone, LLP